Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

PUBLIC FAQS

1.              What is the rationale for this transaction?

The creation of a new company combining Lawson and Intentia will create a compelling new choice in enterprise applications and positions the new company as one of the world’s largest providers of enterprise applications and related services. Together, Lawson and Intentia will form a leading enterprise applications provider for growing but resource-constrained organizations that require clearly measurable results at the lowest total ownership cost from their enterprise applications. The new company will deliver a consistently superior ownership experience that focuses first and foremost on customers’ desired outcomes.

The new company will serve more customers with more products throughout the world, with particular strength in one of the fastest growing segments of the enterprise applications market — the global “mid market,” which features organizations with sales of USD 250 million to USD 1 billion. The complementary strengths of the two companies result in a new competitor with global reach, industry expertise across multiple manufacturing and service sector categories, extensive partner relationships and broad product scope spanning all core enterprise applications.

2.              Who is the management team for the new company?

Richard Lawson and Romesh Wadhwani will serve as co-chairmen of the new company. Lawson co-founded Lawson in 1975 and has led the technology vision for the company throughout its 30-year history. Wadhwani, also chairman and CEO of Palo Alto, California-based Symphony Technology Group, is a 30-year software industry executive and strategist. He was the founder and former chairman and CEO of Aspect Development, Inc., and was vice chairman of i2 Technologies following i2’s purchase of Aspect in 1999. The co-chairmen provide more than 60 years of combined experience in the software industry. The new board of directors of the combined company will consist of the CEO, three directors from Lawson, three directors from Intentia, and two new directors to be selected.

Effective June 15, 2005, Harry Debes will join Lawson as president and CEO. Debes has been a senior executive in the enterprise software industry for more than 20 years. Previously, he ran Geac Asia-Pacific, Geac Enterprise Solutions for the Americas, and Americas field operations for J.D. Edwards, which included all sales and services. Following J.D. Edward’s acquisition by PeopleSoft, Debes left to become president and CEO of SPL Worldgroup, a leading provider of enterprise software to the utility industry. Debes brings to Lawson deep knowledge of the enterprise software industry, proven business and operational skills, and a strong focus on delivering client value and satisfaction.

Robert Barbieri will continue in his role as chief financial and performance officer of Lawson during and after the close of the transaction. Barbieri was Lawson’s key representative in the overall discussions and negotiations with Intentia. He  brings strong credentials from his previous experience at billion-dollar public companies as well as his deep knowledge of Lawson. Barbieri joined Lawson in August 2000 as CFO and executive vice president of operations and was instrumental in leading Lawson from a privately held to a publicly traded company. From January 1997 to August 2000, Barbieri worked at Apogee Enterprises, Inc., where he served as vice president and CFO. From 1984 to 1997, Barbieri worked at Air Products and Chemicals, Inc., where he was controller for the general industries division of the gases group.

Upon close of the transaction, Bertrand Sciard, president and CEO of Intentia, will become chief operating officer of the combined company with responsibility for all global field operations. Sciard’s deep industry knowledge and global experience in sales and services make him a strong fit for this global role. Before joining Intentia in March 2004, Sciard was executive vice president of Geac, with responsibility for all operations within EMEA and Asia Pacific. Previously, he was European managing director of JBA Plc, and president and CEO of Presys. He also held several senior roles at IBM.

3.              What are the terms of the transaction?

Under the terms of the transaction, which has been unanimously approved by both boards of directors, Intentia International stock will be converted into Lawson stock at a fixed exchange ratio of 0.4519 share of Lawson common stock for each outstanding share of Intentia Series B share and 0.5061 for each outstanding Intentia Series A share. Upon closing, Lawson shareholders will own approximately 57 percent and Intentia shareholders approximately 43 percent of the company.

4.              What is the value of this transaction?

Based on Lawson’s closing stock price of USD 5.92 on May 31, 2005, the transaction is valued at approximately USD 480 million.

5.              How will this transaction be accounted for?

This transaction will be accounted for under the purchase accounting method.

6.              When will the S-4 (proxy statement/prospectus/offering memorandum) be filed?

We expect it to be filed in July 2005.

7.              When will the transaction close?

The transaction will close when it receives all the customary regulatory reviews and when the shareholders of both companies have approved it. These steps are expected to be completed by December 31, 2005.

8.               How are you going to manage the integration?

A dedicated team composed of key leaders from both companies will focus on creating a smooth integration. An advantage the team will have in making this work is that Lawson and Intentia are highly complementary. That is, the two companies have little overlap in products, customers, industry focus or geographies. In addition, the two companies mirror each other in critical areas such as our core value propositions, our technology adoption and our business partnerships. We balance and complement each other geographically, extend each other’s industry expertise into new categories and broaden each other’s product portfolios into new areas. This is a transaction that is all about offering all constituents more from the combined companies’ complementary strengths. It stands in sharp contrast to consolidation plays where inherent conflicts force disruptive choices upon the company and its stakeholders.

9.              What is the product integration plan?

Lawson and Intentia have complementary product lines with very little functional overlap. Therefore, all current Lawson products are core components of the combined product portfolio as are all current Intentia products. Lawson and Intentia are committed to protecting the investments of our customers. We will provide ongoing support and enhancement of all Lawson and Intentia products and product suites as core components of our future product roadmap. As in the past, new technologies will be introduced as evolutionary upgrades rather than costly, disruptive replacements.

10.       Why is this transaction good for customers?

The combined company can serve more customers throughout the world with more products and broad range of industry-specific solutions that can scale to meet the requirements of the largest enterprises. Intentia and Lawson share a long history delivering the results customers want from their enterprise applications at the lowest total ownership cost. Combining the companies extends their ability to continue doing so in a larger global marketplace.

11.       Is this a merger or a take-over?

Lawson is making an offer to acquire Intentia. However, a new company will be formed from the combination of two companies that will yield a strong strategic benefit. Both companies are of similar size, revenues, and market share in their respective markets. From a strategic perspective, Lawson’s strong US brand, the advantages of trading on the Nasdaq stock exchange, and higher market valuation means that it makes more sense for Lawson to acquire Intentia and Intentia to become part of Lawson. This transaction also delivers on Intentia’s stated business strategy to expand its channels and US presence.

12.         What are the expected synergies for this transaction and when will they be realized?

This is a strategic transaction involving two highly complementary applications providers who are joining forces to fill a market gap left by industry consolidation. The primary synergy is the expanded market opportunity created by the combined company’s broad global reach; expanded industry vertical reach; expanded, complementary product set; and larger financial scale. Expected synergies also exist from consolidating certain operations such as multiple offices in the same location and certain other redundancies.

13.       Why is this transaction good for investors?

The transaction vaults the new company into the top tier of global enterprise applications providers. It creates a company with the financial scale to drive shareholder value through enhanced global competitiveness and greater market opportunity to drive top-line growth potential.  It creates a company with the scope to compete successfully in a consolidating marketplace and to be a strong partner working collaboratively with complementary technology providers. It also enlarges the addressable market for the new company. It creates near-term cross-selling opportunities for both companies. It creates a business that can serve more customers with more products and more industry-specific expertise in more of the world. The new company will have a particular focus on the fastest growing enterprise applications market, the global mid-market, where a single vendor able to deliver all core enterprise applications, demonstrable results and lower total ownership cost will be an especially compelling choice.

Additional Information And Where To Find It

Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson  pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above.  Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.